Mail Stop 6010

								March 6, 2006


Robert L. Cashman
Director, President, and Chief Executive Officer
Smart Truck Systems, Inc.
22101 Alessandro Blvd.
Moreno Valley, CA. 92553

	Re:	Smart Truck Systems, Inc.
		Additional comment letter for
		Registration Statement on Form SB-2, Amendment 5
		Filed February 24, 2006
		File No. 333-128107

Dear Mr. Cashman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Risk Factors, page 5

1. Please include a risk factor explaining to the reader that because there is no minimum offering amount, a purchaser could buy shares and the company might not receive any substantial amount of additional proceeds. The risk factor should further explain that the purchaser could receive the shares but the company would not be able to apply a substantial amount of proceeds to any of the uses set forth in the "Use of Proceeds" section.

Security Ownership of Certain Beneficial Owners and Management,
page
27

2. Please update the ownership table to the latest practicable date.

Exhibit 99.1: Securities Subscription Agreement

3. Please remove purchaser representations D and E from the subscription agreement, as they could cause purchasers to think they may have to waive some of their rights under the Securities Act, and refile the agreement. These representations read as follows:

D. The Purchaser has received the Company`s Prospectus and has had the opportunity to ask and receive answers to any and all questions the
Purchaser had with respect to the Company, its business, management and current financial condition;

E. Except as set forth in this Agreement, no representations or warranties have been made to the Purchaser by the Company, or any agent, employee or affiliate of the Company and in entering into this transaction the Purchaser is not relying upon any information, other than that which is contained in the Prospectus, the receipt of which is hereby acknowledged and the results of any independent investigation by the Purchaser


*	*	*


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dana Hartz at (202) 551-3648 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact Greg Belliston at (202) 551-3861 or me at
(202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Dennis Brovarone
	Attorney and Counselor at Law
	18 Mountain Laurel Drive
	Littleton, Colorado 80127
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Robert L. Cashman
Smart Truck Systems, Inc.
March 6, 2006
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